Exhibit 99.1

NIO Inc. Delivered 1,766 ES8 Vehicles in the Month of September 2018 and 3,268 Vehicles for the Third Quarter of 2018

SHANGHAI, China, October 15, 2018 (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that as of September 30, 2018, year-to-date deliveries of its ES8, a 7-seater high performance electric SUV, reached 3,368 vehicles, 3,268 of which were delivered in the third quarter 2018. Additionally, delivery volume of the ES8 in September 2018 was 1,766, representing a nearly 58% increase from the prior month.

“We are delighted that we have delivered more than 3,350 ES8s since beginning delivery on June 28, 2018,” said William Li, Founder, Chairman and Chief Executive Officer of NIO Inc. “Growing our monthly deliveries from 381 in July to 1,766 in September demonstrates our steady production ramp, strong demand from users and the initial acceptance of NIO as a premium brand.”

Louis T. Hsieh, NIO’s Chief Financial Officer, added “We are pleased to have delivered 3,268 ES8s during our third fiscal quarter, exceeding our target of 2,900 to 3,000 vehicles by 9%. In addition, in observance of the China National Day one week holiday at the beginning of October, we temporarily shut down our ES8 production line for 10 days for routine maintenance and to install equipment for our second production line which we plan to use to meet the increasing demand for ES8s and for ES6 production, our 5-seater premium SUV targeted for release in June/July 2019. While the planned production transition will slow our deliveries for October, it paves the way for accelerated production ramp in the future and we remain on track to achieve our delivery goal of 10,000 ES8s for the second half of 2018.”

NIO ES8 Delivery Volume

	2018 - Jun		2018 - Jul	2018 - Aug	2018 - Sep
Monthly Units of Delivery	100	(1)	381	1,121	1,766
Cumulative Units of Delivery	100	(1)	481	1,602	3,368

(1)	NIO started deliveries of ES8 on June 28, 2018. Deliveries for June represent the 3-day period from June 28 to June 30, 2018.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high performance electric SUV in China from June 2018 and plans to launch ES6, a 5-seater electric SUV in late 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO